UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

2 May 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

25 April 2013

Diageo launches and prices four-tranche $3.25 billion fixed rate Dollar denominated bonds

Diageo, the world’s leading premium drinks business, today launched and priced a $3.25 billion bond transaction consisting of $750,000,000 0.625% notes due April 2016, $650,000,000 1.125% notes due April 2018, $1,350,000,000 2.625% notes due April 2023 and $500,000,000 3.875% notes due April 2043 under its US Debt Issuance Programme. The issuer of the bonds is Diageo Capital plc, with payment of principal and interest fully guaranteed by Diageo plc.

Barclays, BofA Merrill Lynch, Goldman, Sachs & Co., J.P. Morgan, Santander, Standard Chartered Bank and UBS Investment Bank were joint book-running managers. Proceeds from this issuance will be used primarily for general corporate purposes, including repayment of maturing long-term debt and outstanding commercial paper.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed with the United States Securities and Exchange Commission (SEC) by Diageo plc, Diageo Capital plc, Diageo Finance B.V. and Diageo Investment Corporation and previously declared effective.

Diageo has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. You may request a copy of these documents by contacting Diageo plc on 011-44-(0)20-8978-6000.

-ends-

Contacts

Investor enquiries to:	Catherine James	+44 (0) 20 8978 2272
	Adrienn Galambos	+36 1 580 1323
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 20 8978 4764
	Rowan Pearman	+44 (0) 20 8978 4751
	Victoria Ward	+44 (0) 20 8978 4353
press.office@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 2 May 2013	By:	/s/ C Kyanston
Name: C Kynaston
Title: Assistant Company Secretary